UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Lateral Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

262033103

 (CUSIP Number)

Lateral Media, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jeffrey Schwartz
Tel: 310-601-2500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 2, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seem the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 262033103
1)	NAME OF REPORTING PERSON

Grupo Grandioso, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

0
8) SHARED VOTING POWER

1,800,000 shares of Common Stock [1]
9) SOLE DISPOSITIVE POWER

0
10) SHARED DISPOSITIVE POWER

1,800,000 shares of Common Stock [1]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%[2]
14)	TYPE OF REPORTING PERSON

CO

1 Consists of a warrant to purchase 1,800,000 shares of Common Stock at an exercise price of $1.25 per share.

2 Based on 8,080,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 17, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 18, 2008.

SCHEDULE 13D

CUSIP No. 262033103
1)	NAME OF REPORTING PERSON

Jeffrey Schwartz
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

0
8) SHARED VOTING POWER

1,800,000 shares of Common Stock [3]
9) SOLE DISPOSITIVE POWER

0
10) SHARED DISPOSITIVE POWER

1,800,000 shares of Common Stock [3]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%[4]
14)	TYPE OF REPORTING PERSON

IN

3 Consists of a warrant to purchase 1,800,000 shares of Common Stock at an exercise price of $1.25 per share, issued by the Issuer to Grupo Grandioso, LLC.  Jeffrey Schwartz is the managing member of Grupo Grandioso, LLC, and could be deemed to indirectly and beneficially own the shares held by Grupo Grandioso.

4 Based on 8,080,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 17, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 18, 2008.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Lateral Media, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2.  Identity and Background.

(a), (c) and (f)

This statement is being filed jointly by Grupo Grandioso, LLC and Jeffrey Schwartz (collectively, the "Reporting Persons"):

(i) Grupo Grandioso, LLC, a California limited liability company (“Grupo Grandioso”), is a holding company for domains and publishing assets, and is principally engaged in the business of providing strategic advisory services to a host of internet marketing firms.

(ii) Jeffrey Schwartz, an individual, is the managing member of Grupo Grandioso.  Mr. Schwartz’s principal occupation is to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d)-(e)

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 2, 2008, the Issuer entered into an Asset Purchase Agreement with Grupo Grandioso and Jeffrey Schwartz, the managing member of Grupo Grandioso, pursuant to which the Issuer acquired a portfolio of website domain names from Grupo Grandioso (the “Assets”). In consideration for the Assets, the Issuer issued to Grupo Grandioso a warrant to purchase 1,800,000 shares of Common Stock at an exercise price of $1.25 per share (the “Warrant”) and an unsecured contingent promissory note with an initial principal balance of $1,000,000.

Item 4.  Purpose of Transaction.

This Schedule 13D is being filed to report the acquisition by the Reporting Persons of the Warrant, which was issued as partial consideration for the sale by Grupo Grandioso of the Assets, pursuant to that certain Asset Purchase Agreement, dated as of December 2, 2008.

The Reporting Persons have no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Grupo Grandioso is the beneficial owner of the Warrant to purchase 1,800,000 shares of Common Stock, representing approximately beneficial ownership of 18.2% of the Common Stock of the Issuer.

Jeffrey Schwartz, as managing member of Grupo Grandioso, may be deemed to be the beneficial owner of the Warrant, as well as the underlying 1,800,000 shares of Common Stock held by Grupo Grandioso, representing beneficial ownership of approximately 18.2% of the Common Stock of the Issuer.  Jeffrey Schwartz disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Grupo Grandioso, except to the extent of his pecuniary interest therein.

The percentages used herein were calculated based on 8,080,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 17, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 18, 2008.

Each of the Reporting Persons shares the power to vote or to direct the disposition of these shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Common Stock during the 60 days preceding the date hereof, or since the most recent filing on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibits:

A	Joint Filing Agreement┼
B	Asset Purchase Agreement, by and among Lateral Media, Inc., Grupo Grandioso, LLC and Jeffrey Schwartz, dated as of December 2, 2008.*
C	Warrant, issued to Grupo Grandioso, LLC, dated as of December 2, 2008.*

┼  Filed herewith.
* Incorporated by reference to that Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2008

GRUPO GRANDIOSO, LLC

By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Member

Trinad Management, LLC

/s/ Jeffrey Schwartz
Jeffrey Schwartz

Exhibit A

Joint Filing Agreement
Pursuant To Rule 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  December 12, 2008

GRUPO GRANDIOSO, LLC

By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Member

Trinad Management, LLC

/s/ Jeffrey Schwartz
Jeffrey Schwartz